[Bell Nunnally & Martin LLP Letterhead]

214.981.9080

July 12, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attention:  Ms. Angela R. McHale, Staff Attorney

Re:	Foreclosure Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2011
File No. 333-173215
Letter dated July 6, 2011 from the Securities and Exchange Commission

Ladies and Gentlemen:

We are acting as securities counsel to Foreclosure Solutions, Inc., a Texas corporation (the “Company”), in connection with the Registration Statement on Form S-1, including the prospectus included therein (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), to register 2,000,000 shares of common stock, par value $0.0001 per share, of the Company held by 35 selling security holders (the “Offering”).  The Registration Statement was originally filed by the Company with the Commission on March 31, 2011, and its file number is 333-173215.  An Amendment No. 1 to the Registration Statement was originally filed by the Company with the Commission on June 20, 2011.

We are in receipt of a letter dated July 6, 2011 from the Commission to the Company in which the Commission details its comments to the Amendment No. 1 to the Registration Statement as originally filed on June 20, 2011 (the “Comment Letter”).  In response to the Comment Letter, the Company is amending its Registration Statement by filing with the Commission an Amendment No. 2 to the Registration Statement (the “Amendment”).  A copy of the Amendment and a marked copy of the Amendment, comparing the Amendment to the Amendment No. 1 to the Registration Statement as filed on June 20, 2011 are included with this letter.

The Company intends for the Amendment to respond to each of the Commission’s comments as described in the Comment Letter.  A summary of the Company’s responses to the Commission’s comments, using the numbering system set forth in the Comment Letter, is set forth below.

United States Securities and Exchange Commission
Division of Corporation Finance
July 12, 2011

Liquidity and Capital Resources, page 36

1.
The Company notes the Commission’s recommendation to refer to Securities Act Release No. 8828 (Aug. 3, 2007) for guidance to the extent it conducts concurrent private and public offerings.  No change has been made to the Registration Statement in response to the Commission’s comment.

Experts, page 48

2.
The Company’s independent auditor did not provide a review report for the financial statements as of March 31, 2011 and for the three month period ended March 31, 2011, which were included in the prospectus.  In response to the Commission’s comment, the Company has revised the Registration Statement to remove any reference to a review report for such financial statements.  Please refer to the “Experts” section on page 48.

Dealer Prospectus Delivery Option

3.	In response to the Commission’s comment, the Company has revised the subheading to clarify that dealers have a delivery obligation, not an option.

Sincerely,

/s/ Bell Nunnally & Martin LLP

BELL NUNNALLY & MARTIN LLP

Enclosures as stated